CAMBIOR INC.

MATERIAL CHANGE REPORT

(i) **Reporting Issuer**

The name and address of the reporting issuer is Cambior Inc. ("Cambior"), 1111 Saint-Charles Street West, East Tower, Suite 750, Longueuil, Québec, J4K 5G4.

(ii) Date of Material Changes

The material changes occurred on July 2, 2004.

(iii) Press Release

A press release reporting the material changes was issued on July 5, 2004 through Canada News Wire.

(iv) Summary of Material Change

Effective July 2, 2004, Sequoia Minerals Inc. ("Sequoia") amalgamated with 9142-1933 Québec Inc. ("Subco"), a wholly owned subsidiary of Cambior (the "Amalgamation"). As a result of the Amalgamation, Sequoia became a wholly-owned subsidiary of Cambior.

(v) Full Description of Material Changes

Effective July 2, 2004, Sequoia amalgamated with Subco. As a result of the Amalgamation, Sequoia became a wholly-owned subsidiary of Cambior.

Under the Amalgamation, Sequoia shareholders were entitled to elect to receive, for each common share of Sequoia held, $0.60 in cash or 0,15873 of a common share of Cambior or any combination thereof, and Sequoia optionholders were permitted to exchange their options for Cambior options. Pursuant to the Amalgamation, Cambior (i) paid an aggregate cash amount of approximately $56,000,000, (ii) issued approximately 2,241,432 common shares, and (iii) Sequoia options were exchanged for options to acquire 46,826 common shares of Cambior.

(vi) Reliance on Confidential Disclosure Provisions

Not applicable.

(vii) Omitted Information

Not applicable.

(viii) Senior Officer

Mr. Marc Dagenais, Vice-President, Legal Affairs and Assistant Corporate Secretary
Cambior Inc.
Tel: (450) 677-0040
Fax: (450) 677-3382

(ix) Statement of Officer

The foregoing accurately discloses the material changes referred to herein.

DATED July 13, 2004 at Longueuil, Québec.

CAMBIOR INC.

By: *_/s/ Lucie Desjardins_*
Lucie Desjardins,
Corporate Secretary and
Senior Legal Counsel